SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 ACR GROUP, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of class of securities)

                                    00087B101
                                 (CUSIP number)

                                  TODD M. BINET
                            ST. JAMES PARTNERS, L.P.
                           c/o ST. JAMES CAPITAL CORP.
                           5599 SAN FELIPE, SUITE 301
                              HOUSTON, TEXAS 77056
                                 (713) 993-4681
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 18, 1996
             (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

        Check the following box if a fee is being paid with this statement.  [ ]

        The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                               CUSIP No. 00087B101

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
1       NAME OF REPORTING PERSONS                             St. James Capital Partners, L.P.
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS                         76-0478198
----------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                               (a) |_|
                                                                                      (b) |_|
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3       SEC USE ONLY
----------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS                                                                     WC
----------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)                                                               |_|
----------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION                                          Delaware
----------------------------------------------------------------------------------------------
NUMBER OF                    7      SOLE VOTING POWER                                  545,174
SHARES
BENEFICIALLY                 8      SHARED VOTING POWER                                      0
OWNED BY
EACH                         9      SOLE DISPOSITIVE POWER                             545,174
REPORTING
PERSON WITH                  10     SHARED DISPOSITIVE POWER                                 0
----------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON                                                               545,174
----------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                                     [ ]
----------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                5.13
----------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON                                                            PN
----------------------------------------------------------------------------------------------

ITEM 1.        Security and Issuer.

St. James Capital Partners, L.P., a Delaware investment limited partnership (the "Partnership"), has acquired beneficial ownership of 545,174 shares (the "Shares") of the common stock, par value $.01 per share (the "Common Stock"), of ACR Group, Inc., a Texas corporation ("ACR"). The address of ACR's offices is 3200 Wilcrest Drive, Suite 440, Houston, Texas 77042.

ITEM 2.        Identity and Background.

St. James Capital Corporation, a Delaware corporation ("SJCC"), is the general partner of the Partnership. The directors of SJCC are Charles E. Underbrink, John L. Thompson, Alan D. Feinsilver, Todd M. Binet, Titus H. Harris, Jr. and William H. Wagner. The executive officers of SJCC are Messrs. Underbrink, Thompson, Feinsilver and Binet. The business address of SJCC and each of its executive officers is 5599 San Felipe, Suite 301, Houston, Texas 77057. The principal occupation of each of the executive officers and directors of SJCC is investment management and each is a citizen of the United States. Mr. Harris is the Chairman of the Board of Harris, Webb & Garrison, a regional investment banking firm with its principal business address at 5599 San Felipe, Suite 301, Houston, Texas 77057. Mr. Wagner is the Managing Director of SV Capital Management, a private equity firm with its principal business address at 200 Concord, Suite 620, San Antonio, Texas 78216. None of SJCC or its executive officers and directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years and has not been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.        Source and Amount of Funds or Other Consideration.

The $609,358 used for the purchases of the Shares came from current working capital of the Partnership, funded by its partners. None of the funds used to purchase the Shares were borrowered.

ITEM 4.        Purpose of Transaction.

The purpose of the purchases is investment in the Common Stock and the Warrants (as defined below).

The Partnership intends to review continuously its investment in ACR. Depending upon future evaluations of the business prospects of ACR and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Partnership may determine from time to time to purchase additional shares of Common Stock, exercise the Warrant and dispose of all or a portion of any shares of Common Stock acquired, or a combination thereof.

ITEM 5.        Interest in Securities of the Issuer.

The Partnership beneficially owns the Shares, which represent 5.13% of the outstanding shares of Common Stock. The Partnership has the sole power to vote and dispose the Shares. On October 18, 1996, the Partnership acquired 37,500 shares of Common Stock for $1.59375 per share in an open market transaction. On October 14, 1996, the Partnership acquired Warrants to purchase an aggregate of 250,000 shares of Common Stock (at an exercise price of $.58594) in exchange for $227,500. On October 2 and 3, 1996, the Partnership acquired 50,000 and 207,674 shares of Common Stock, respectively, in privately negotiated transactions, at a price of $1.25 per share of Common Stock. SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership's Agreement of Limited Partnership

(the "Partnership Agreement").

ITEM 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

250,000 of the Shares are issuable pursuant to Warrants for the Purchase of Shares of Common Stock (the "Warrants") held by the Partnership. SJCC and the limited partners of the Partnership are entitled to profits and losses resulting from any disposition of the Shares in accordance with the provisions of the Partnership Agreement. Except as set forth above, no contract, agreement, understanding or relationship relates to the transfer or voting of any security, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.        Exhibits.

None.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   OCTOBER 28, 1996
                                                        (Date)

                                                 /s/ TODD M. BINET
                                                      (Signature)

                                                     TODD M. BINET,
                                                 EXECUTIVE VICE PRESIDENT
                                                      (Name/Title)